Exhibit 4.10

GUARANTEE

For value received, the Guarantor (which term includes any successor Person under the Indenture) has unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of May 12, 2004 (the “Indenture”), among American Real Estate Partners, L.P. (“AREP”), American Real Estate Finance Corp. (“AREP Finance”, together with AREP, the “Company”), the Guarantor party thereto and Wilmington Trust Company, as trustee (the “Trustee”), (a) the due and punctual payment of the principal of, premium and Liquidated Damages, if any, and interest on, the Notes, whether at maturity, by acceleration, redemption or otherwise, the due and punctual payment of interest on overdue principal of and interest on the Notes, if any, if lawful, and the due and punctual performance of all other obligations of the Company to the Holders or the Trustee all in accordance with the terms of the Indenture and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, that the same will be promptly paid in full when due or performed in accordance with the terms of the extension or renewal, whether at stated maturity, by acceleration or otherwise. The obligations of the Guarantor to the Holders of Notes and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantee. Each Holder of a Note, by accepting the same, (a) agrees to and shall be bound by such provisions and (b) appoints the Trustee attorney-in-fact of such Holder for all purposes

Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:	American Property Investors, Inc., its general partner

By:	/s/ John P. Saldarelli
	Name:	John P. Saldarelli
	Title:	Vice President and Chief Financial Officer